EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended
(Dollars in millions)	March 31, 2008	March 31, 2007
Earnings:
Income before assessments	$327	$193
Fixed charges	3,151	2,948

Total earnings	$3,478	$3,141

Fixed charges:
Interest expense	$3,151	$2,948
Estimated interest component of net rental expense[1]	—	—

Total fixed charges	$3,151	$2,948

Ratio of earnings to fixed charges	1.10	1.07

(1)	Represents an estimated interest factor